November 19, 2024

Jed Nussbaum
Managing Partner & CIO
Nut Tree Capital Management L.P.
55 Hudson Yards, 22nd Floor
New York, NY 10001

       Re: Nut Tree Capital Management L.P.
           MARTIN MIDSTREAM PARTNERS L.P.
           PREC14A filed November 1, 2024
           Filed by Nut Tree Capital Management L.P. and Caspian Capital L.P. File No. 000-50056
Dear Jed Nussbaum:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

PREC14A filed November 1, 2024
General

1. We note the legend at the bottom of page 2 stating that your proxy statement and proxy card are available at a dedicated website. In light of the
furnished    language
       cited in the previous comment and of the referenced to "the mailing of this Proxy
       Statement to unitholders" on page 24, please advise us whether the participants are relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize for us how compliance with Rule 14a-16 has been effectuated.

       Furthermore, please revise the legend at the bottom of page 2 to conform with the requirements of Rule 14a-16(d), including the language set forth in Rule 14a-
       16(d)(1).
 November 19, 2024
Page 2

Background of the Solicitation, page 4

2. We note your reference to Nut Tree and Caspian "having led the refinancing and recapitalization of MMLP" (emphasis added) in 2020 and 2023. With a view towards disclosure, please clarify these entities' respective roles in these transactions. In this regard, we see no reference to either Nut Tree or Caspian in any disclosure or exhibits filed in connection with either transaction.
Reasons for the Solicitation, page 6

3. Please disclose, or provide us with, the factual foundation for this assertion that your
       "interests are fully aligned with all independent MMLP unitholders." In this regard, we note that you do not appear to beneficially own any MMLP Common
Units.
Additional Participant Information, page 22

4. With a view towards disclosure, please tell us why the first sentence of this section lists those persons who are anticipated to be participants in the proxy solicitation as opposed to the participants in the proxy solicitation. Refer to Item 4 of Schedule 14A.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Brian Soares at 202-551-3690 or Perry Hindin at 202-
551-3444.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Mergers
& Acquisitions